UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           TRANSTEXAS GAS CORPORATION
                           --------------------------
                                (Name of Issuer)

                     Class A Common Stock, $0.01 par value
                Series A Senior Preferred Stock, $0.001 par value
                -------------------------------------------------
                         (Title of Class of Securities)

                        893895409 (Class A Common Stock)
                      893895607 (Series A Preferred Stock)
                      ------------------------------------

                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [X]     Rule 13d-1(b)
               [ ]     Rule 13d-1(c)
               [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No. 893895409 (Class A Common Stock)                     Page 2 of 8 Pages
CUSIP NO. 893895607 (Series A Preferred Stock)


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a.    [ ]
                                               b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5             Sole Voting Power
 Number of                                 4,426,446 (Class A Common Stock)
  Shares                                  12,307,977 (Series A Preferred Stock)
Beneficially
 Owned By             6             Shared Voting Power
   Each                                   0
Reporting
  Person              7             Sole Dispositive Power
   With                                    4,426,446 (Class A Common Stock)
                                          12,307,977 (Series A Preferred Stock)

                      8             Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,426,446 (Class A Common Stock)
                                   12,307,977 (Series A Preferred Stock)

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.98% (Class A Common Stock)
                                    7.49% (Series A Preferred Stock)

12       Type of Reporting Person (See Instructions)

                                    BD, IA, PN

                                  SCHEDULE 13G

CUSIP No. 893895409 (Class A Common Stock)                     Page 3 of 8 Pages
CUSIP No. 893895607 (Series A Preferred Stock)


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a.    [ ]
                                               b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5             Sole Voting Power
 Number of                                 0
  Shares
Beneficially          6             Shared Voting Power
 Owned By                                  4,426,446 (Class A Common Stock)
   Each                                   12,307,977 (Series A Preferred Stock)
Reporting
  Person              7             Sole Dispositive Power
   With                                    0

                      8             Shared Dispositive Power
                                           4,426,446 (Class A Common Stock)
                                          12,307,977 (Seres A Preferred Stock)

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,426,446 (Class A Common Stock)
                                   12,307,977 (Series A Preferred Stock)

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.98% (Class A Common Stock)
                                    7.49% (Series A Preferred Stock)

12       Type of Reporting Person (See Instructions)

                                    IN, HC

                                  SCHEDULE 13G

CUSIP No. 893895409 (Class A Common Stock)                     Page 4 of 8 Pages
CUSIP No. 893895607 (Series A Preferred Stock)


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a.    [ ]
                                               b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5             Sole Voting Power
 Number of                                 0
  Shares
Beneficially          6             Shared Voting Power
 Owned By                                  4,426,446 (Class A Common Stock)
   Each                                   12,307,977 (Series A Preferred Stock)
Reporting
  Person              7             Sole Dispositive Power
   With                                    0

                      8             Shared Dispositive Power
                                           4,426,446 (Class A Common Stock)
                                          12,307,977 (Seres A Preferred Stock)

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,426,446 (Class A Common Stock)
                                   12,307,977 (Series A Preferred Stock)

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.98% (Class A Common Stock)
                                    7.49% (Series A Preferred Stock)

12       Type of Reporting Person (See Instructions)

                                    IN, HC

                                                               Page 5 of 8 Pages


Item 1(a)      Name of Issuer:

               Transtexas Gas Corporation (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               1300 North Sam Houston Parkway East, Suite 310, Houston, Texas 77032

Item 2(a)      Name of Person Filing:

               The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

               ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

               iii) Michael L. Gordon,  in his  capacities  as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

               This statement relates to shares of Class A Common Stock (as defined herein) and Series A Preferred Stock (as defined herein) held for the accounts of Angelo, Gordon and eighteen private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)      Citizenship:

               1)   Angelo, Gordon is a Delaware limited partnership;

               2)   Mr. Angelo is a citizen of the United States; and

               3)   Mr. Gordon is a citizen of the United States.


Item 2(d)      Title of Class of Securities:

               Class A Common Stock, $0.01 par value ("Class A Common Stock") Series A Senior Preferred Stock, $0.001 par value ("Series A Preferred Stock").

Item 2(e)      CUSIP Number:

               893895409 (Class A Common Stock)
               893895607 (Series A Preferred Stock)

                                                               Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               i) Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under
                    Section 203 of the Investment Advisers Act of 1940.

               ii)  Mr. Angelo is a control person of Angelo, Gordon.

               iii) Mr. Gordon is a control person of Angelo, Gordon.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of December 31, 2002, each of the Reporting Persons may be deemed the beneficial owner of (A) 4,426,446 shares of Class A Common Stock, and
(B) 12,307,977 shares of Series A Preferred Stock. Of the 4,426,446 shares of Class A Common Stock that may be deemed to be beneficially owned by the Reporting Persons, (i) 19,905 shares of Class A Common Stock are held for the account of Angelo, Gordon and (ii) 4,406,541 shares of Class A Common Stock are held for the accounts of eighteen private investment funds for which Angelo, Gordon serves as general manager and/or investment adviser. Of the 12,307,977 shares of Series A Preferred Stock that may be deemed to be beneficially owned by the Reporting Persons, (i) 55,349 shares of Series A Preferred Stock are held for the account of Angelo, Gordon and (ii) 12,252,628 shares of Series A Preferred Stock are held for the accounts of eighteen private investment funds for which Agnelo, Gordon serves as general manager and/or investment adviser.

Item 4(b)      Percent of Class:

               The number of shares of Class A Common Stock which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 6.98% of the total number of Shares outstanding. The number of shares of Series A Preferred Stock which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 7.49% of the total number of Series A Preferred Stock outstanding.

Item 4(c)      Number of shares as to which such person has:

         Angelo, Gordon
         --------------

         (i)   Sole power to vote or       4,426,446 (Class A Common Stock)
               direct the vote:           12,307,977 (Series A Preferred Stock)

         (ii)  Shared power to vote                                            0
               or to direct the vote

         (iii) Sole power to dispose       4,426,446 (Class A Common Stock)
               or to direct the           12,307,977 (Series A Preferred Stock)
               disposition of

         (iv)  Shared power to dispose                                         0
               or to direct the
               disposition of

         Mr. Angelo
         ----------

         (i)   Sole power to vote or                                           0
               direct the vote:

         (ii)  Shared power to vote        4,426,446 (Class A Common Stock)
               or to direct the vote      12,307,977 (Series A Preferred Stock)

         (iii) Sole power to dispose                                           0
               or to direct the
               disposition of

         (iv)  Shared power to dispose     4,426,446 (Class A Common Stock)
               or to direct the           12,307,977 (Series A Preferred Stock)
               disposition of

                                                               Page 7 of 8 Pages


         Mr. Gordon
         ----------

         (i)   Sole power to vote or                                           0
               direct the vote:

         (ii)  Shared power to vote        4,426,446 (Class A Common Stock)
               or to direct the vote      12,307,977 (Series A Preferred Stock)

         (iii) Sole power to dispose                                           0
               or to direct the
               disposition of

         (iv)  Shared power to dispose     4,426,446 (Class A Common Stock)
               or to direct the           12,307,977 (Series A Preferred Stock)
               disposition of

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The partners of Angelo, Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.

               The limited partners of (or investors in) each of the eighteen private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

               Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 8 of 8 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 30, 2003                  ANGELO, GORDON & CO., L.P.

                                         By:      AG Partners, L.P.
                                                  Its General Partner

                                         By: /s/ Michael L. Gordon
                                             -----------------------------------
                                         Name:  Michael L. Gordon
                                         Title: General Partner

Date:  January 30, 2003                  JOHN M. ANGELO


                                         /s/ John M. Angelo
                                         ---------------------------------------

Date:  January 30, 2003                  MICHAEL L. GORDON


                                         /s/ Michael L. Gordon
                                         ---------------------------------------